UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIEW SYSTEMS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

926706201

(CUSIP Number)

Reid R. Miles

470 Park Avenue South, 12th Floor, North Side

New York, New York 10016

212-586-6050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 526706201

1	NAMES OF REPORTING PERSONS. Reid R. Miles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% of Common Stock
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of View Systems Inc., a Nevada corporation (the “Company”), which has its principal office at 1550 Caton Center Dr., Suite E, Baltimore MD 21227.

Item 2.	Identity and Background

(a)  Name: This statement is being filed by Reid R. Miles, an individual (the “Reporting Person”).

(b) Residence or Business Address: 470 Park Avenue South, 12th Floor, North Side, New York, New York 10016.

(c) Present Principal Occupation and Address:  Chief Executive Officer, Miles Howland & Co. LLC, 470 Park Avenue South, 12th Floor, North Side, New York, New York 10016.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration

On February 20, 2013, the Issuer entered into a Consulting Agreement (the “Consulting Agreement”) with the Reporting Person. On February 26, 2013, the board of directors of the Issuer approved the grant to the Reporting Person of stock options to purchase 15,000,000 shares of Common Stock at a price of $0.03 per share. Such grant will be evidenced by a Stock Option Plan Agreement (the “Stock Option Plan Agreement”) to be entered into between the Issuer and the Reporting Person. Following its execution, the Stock Option Plan Agreement will be filed by amendment to this report.

Item 4.	Purpose of Transaction

Pursuant to the Consulting Agreement the Reporting Person joined the board of directors of the Issuer effective as of March 1, 2013.

Other than as contemplated by the Consulting Agreement and the Stock Option Plan Agreement, the Reporting Person acquired beneficial ownership of the securities of the Issuer for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this report, the Reporting Person beneficially owns 15,000,000 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person, which number of shares represents approximately 8.9% of the outstanding Common Stock based on 170,421,178 shares of outstanding Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2012. Such options are exercisable from February 26, 2013 to March 1, 2018.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 15,000,000 shares of Common Stock.

(c) Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(a) Consulting Agreement, dated February 20, 2013, by and between the Issuer and the Reporting Person.

(b) Stock Option Plan Agreement, dated February 26, 2013, by and between the Issuer and the Reporting Person.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Consulting Agreement dated February 20, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2013

/s/ Reid R. Miles

REID R. MILES

Exhibit A

CONSULTING AGREEMENT

This Agreement is made effective this February 20, 2013, between View Systems, Inc., (hereinafter referred to as the "Company" or “VS”) with its principal office at 1550 Caton Center Drive, Suite E, Baltimore, MD 21227, and Reid R. Miles (the “Consultant”) with his principal office at, 470 Park Avenue South, 12th Floor, North Side, New York, N.Y. 10016.

RECITALS

A.	The Company develops, produces, and markets computer software and hardware systems for security and surveillance applications.

B.	The Company is in need of the additional expertise and consulting services in the refinement and execution of its strategic plan. The execution of the strategic plan includes product strategy and technology roadmap, bringing additional senior executive resources to the company, development of budgets and financial operating models and the ongoing capitalization of the company.

C.	The company is in need of qualified personnel to manage and grow its operation, develop additional products, enhance its markets and increase its revenue.

D.	The Company desires to engage the Consultant to provide consulting and support services in connection with the above operational and financial goals to enhance shareholder value.

TERMS

In consideration of the covenants and conditions contained herein, the Company and the Consultant, hereinafter sometimes referred to as the “parties”, agree as follows:

1. Term of Agreement. The term of this Agreement shall commence on the effective date of the Agreement. As long as the terms of this Agreement are complied with, this Agreement shall continue in force.

2. Consulting and Support Services. The Consultant shall; to facilitate the below statements of assistance, upon signing this agreement, join the Board of Directors of VS and be an active consultant to the current CEO.

The Consultant shall perform the following consulting and support services:

•	Lead the recruitment effort of a new CEO for the Company working closely with the current CEO and the other Board members.
•	Lead the recruitment of other outside Board members that can be of assistance in growing the Company and in the overall governance of the Company.
•	Assist in the preparation of updated strategic business plans, including potential market share, revenues, variable and fixed costs, capital items and projected revenues and net income.
•	Consult on the ongoing capital structure for the Company and the optimal capital planning for the Company.
•	Consult on the development of strategic partners for the Company including manufacturing partners, distribution partners, fulfillment partners and capital partners.

3.	Compensation. In exchange for Mr. Miles agreement to perform the services hereunder, Mr. Miles shall be entitled to the following compensation.

•	Mr. Miles will receive a grant of fully vested stock options for 15,000,000 shares in the company with a strike price of $0.03 per share upon the date of this agreement, as compensation for the above consulting agreement.
•	Mr. Miles will have up to 5 years from the date of issuance to exercise the 15,000,000 stock options.
•	The stock options will provide for cashless exercise.
•	Mr. Miles waives any current cash compensation and any cash based board fees.
•	Anti-dilution; If additional shares (or share equivalents) in the company are issued during the first two years after the grant of the 15,000,000 stock options, then the initial 15,000,000 stock option grant will be increased to adjust for dilution.
•	The Company agrees to work with the Consultant in structuring the 15,000,000 options in a manner that is tax efficient to the Consultant and Mr. Miles will receive a stock option agreement representing the stock options promptly following resolution of such structure.

5.	Confidentiality.

a. The parties agree that any written, confidential or other proprietary information that is furnished by either party to the other shall be maintained in confidence by the receiving party for a period of one (1) years from its receipt in the same manner that it maintains as confidential its own proprietary information, except as further provided in this paragraph and unless further contractual arrangements are entered into by the parties. Each party shall mark any information that it considers as proprietary information as “Proprietary” or “Confidential”. Each party shall use said proprietary information disclosed to it only to effect fulfillment of the terms of this Agreement, and the parties agree that said information will only be disclosed to such personnel of the receiving party necessary to effect fulfillment of the terms of this Agreement.

b. The parties hereto agree that the provisions of this paragraph shall not apply with respect to proprietary information which is: (1) published or otherwise becomes available to the public other than by a breach of this Agreement by a party hereto; or (2) rightfully received by one party hereunder from a third party not obligated under this Agreement, and without confidential limitation.

c. No license, express or implied, in the “Confidential Information” is granted by either party other than to use the information in the manner and to the extent authorized.

d. Promptly upon the disclosing party’s request, the receiving party agrees to return all Confidential Information and all notes, graphics, writings and information in tangible forms, and all copies thereof, containing or referring to Confidential Information, which are in the possession of or under the receiving party’s control.

e. Neither party shall, without the prior written consent of the other party, issue any news releases, advertisements or other publications revealing the terms of this Agreement or in any other way reveal to third parties the terms of this Agreement.

General Provisions.

a. Attorney’s Fees: In the event of any arbitration between the parties, the prevailing party shall be entitled to recover from the non-prevailing party any and all costs, including reasonable attorneys’ fees, incurred by the prevailing party. Such relief shall be in addition to any other relief, award or damages to which the prevailing party may be entitled.

b. Severability: If any provision of the Agreement or the application thereof to any person or circumstance shall be determined by any Court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of the Agreement or the application of such provision to such person or circumstance, other than those as to which it is so determined to be invalid or unenforceable, shall not be affected thereby. Each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

c. Governing Law/Arbitration: This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Maryland and the laws of the United States of America. Any dispute between the parties hereto shall be submitted for binding arbitration in Florida under the auspices and Commercial Arbitration Rules of the American Arbitration Association.

d. Final Agreement: This Agreement constitutes the final and complete agreement between the parties concerning the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, written or oral, between the parties with respect thereto. Any modification, revision or amendment of this Agreement shall not be effective unless made in a writing executed by both parties.

e. Waiver: Any waiver of, or promise not to enforce, any right under this Agreement shall not be enforceable unless evidenced by a writing signed by the Party making such waiver or promise.

f. Headings: The headings in this Agreement are for the purpose of convenience only and shall not limit, enlarge or affect any of the covenants, terms, conditions or provisions of this Agreement.

g. Language: The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

h. Notices: All notices, demands, requests, consents and other communications hereunder shall be in writing and shall be sent by registered or certified mail, return receipt requested, or by commercial courier or by facsimile transmission to the parities at the addresses set forth on the front page of this Agreement or to such other person and place as either party shall designate by notice to the other party.

i. Successors: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective executors, heirs, successors, trustees, and assigns.

j. Execution: This Agreement may be executed in any number of counterparts, and by facsimile transmission, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. The individuals signing below represent that they are duly authorized to do so by and on behalf of the Party for whom they are signing

IN WITNESS WHEREOF,

The parties have executed this Agreement as of the effective date: February 20, 2013.

View Systems, Inc.	Consultant

/s/ Gunther Than	/s/ Reid R. Miles

Gunther Than	Reid R. Miles

CEO View Systems, Inc.	Consultant

1550 Caton Ctr. Drv. Suite E	470 Park Ave. South, 12th Fl. North Side

Baltimore, MD 21227	New York, N.Y. 10016